Exhibit 99.2

SodaStream International Ltd.

Chief Financial Officer’s Commentary

First Quarter 2016

Revenue

First quarter 2016 revenue increased 10.4% to $100.9 million from $91.3 million Adjusted revenues* in the same quarter 2015. The increase was mainly due to growing consumer demand in Western Europe and CEMEA partially offset by approximately $2.8 million negative foreign exchange rates impact mainly due to the weakening of Euro/U.S. dollar exchange rate, the Australian Dollar/U.S. Dollar and the Canadian Dollar/U.S. Dollar versus the same period in 2015.

Geographical Revenue Breakdown	Three Months Ended		Increase	Increase
	March 31, 2015*	March 31, 2016	(Decrease)	(Decrease)
	In Millions USD			%
Western Europe	$54.6	$62.6	$8.0	15%
The Americas	22.8	22.9	0.1	1%
Asia-Pacific	9.0	8.8	(0.2)	(2%)
Central & Eastern Europe, Middle East, Africa	4.9	6.6	1.7	32%
Total	$91.3	$100.9	$9.6	10%

The following table sets forth each region’s contribution to total revenue and a comparison with the first quarter 2015
(by percentage):

Region	Portion of the revenue in three months ended
	March 31, 2015*	March 31, 2016
Western Europe	59.8%	62.0%
The Americas	25.0%	22.7%
Asia-Pacific	9.8%	8.7%
Central & Eastern Europe, Middle East & Africa	5.4%	6.6%
Total	100.0%	100.0%

*	The comparable first quarter 2015 data relates to the Adjusted non-IFRS measures. See “Non IFRS Financial Measures” and related reconciliations included in the press release, which was furnished on May 10, 2016 as Exhibit 99.1 to the Company’s Form 6-K.

The increase in Western Europe revenue was mainly due to Germany, France, Switzerland and the Nordics reflecting growing consumer demand in response to marketing campaigns. In the Americas revenue increased in Canada and decreased in the US, in which marketing activity was minimal in the first quarter and will start only in the second quarter. The increase in CEMEA revenue was due to Czech Republic reflecting growing consumer demand.

Sparkling water maker unit sales increased 11% to 575,000 from 518,000 in the same period in 2015. CO2 refill unit sales increased 12% to 6,781,000 and flavor unit sales increased 7% to 5,288,000.

Gross Margin

Gross margin decreased 160 basis points to 50.7% compared to 52.3% for the same period in 2015 mainly due to the unfavorable changes in foreign currency exchange rates.

Sales and Marketing

Sales and marketing expenses were $32.7 million, or 32.4% of revenue, compared to $32.5 million, or 35.5% of Adjusted revenue*, in the same period in 2015. The slight increase was primarily due to higher advertising and promotions expense offset by decrease in other sales and distribution expenses. Sales and marketing expenses has a small benefit due to foreign currency exchange impact.

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Advertising and promotion expenses increased $0.9 million to $13.5 million, or 13.4% of revenue, compared to $12.6 million, or 13.8% of Adjusted revenue*, in the same quarter 2015. Other selling and distribution expenses decreased 3.7% to $19.2 million, or 19.0% of revenue, from $19.9 million, or 21.8% of Adjusted revenue*, in the same period 2015.

General and Administrative

General and administrative expenses decreased 9.1% to $10.6 million, or 10.5% of revenue, from $11.6 million, or 12.7% of Adjusted revenue* in the same period in 2015.

Operating Income

Operating income increased 116.3% to $7.9 million, or 7.9% of revenue, compared to $3.7 million, or 4.0% of Adjusted revenue*, in the first quarter 2015. Operating income was negatively impacted by approximately $2.0 million due to changes in foreign currency exchange rates.

Tax Expense

Tax expense was $0.9 million with an effective tax rate of 13.1%, compared to $1.0 million with an effective tax rate of 13.8% in the same period in 2015.

Net Income

Net income was $6.1 million, or $0.29 per diluted share, based on 21.2 million weighted shares outstanding, compared to net income on an IFRS basis of $6.0 million, or $0.29 per diluted share, based on 21.1 million weighted shares outstanding in the same period in 2015.

On an Adjusted basis net income decreased 27.1% compared to Adjusted net income* of $8.4 million and Adjusted EPS* of $0.40 in the same period in 2015.

Foreign Currency Impact

Changes in foreign currency exchange rates ("FX") had a negative impact on revenue of approximately $2.8 million mainly due to the weakening of the Euro, the Australian dollar and the Canadian dollar exchange rate against the U.S. dollar compared to their average rates in the same period in 2015. The FX impact on revenue was partially offset by an adverse impact on expenses. In total FX had an overall net negative impact of approximately $2.0 million on operating income compared to the same period in 2015.

Net financial expense was $0.9 million compared to financial income of $5.7 million in the same period in 2015. The financial income in the first quarter of 2015 was primarily due to currency gains resulting from a decrease in the value of Euro denominated loans and currency hedging transactions.

Balance Sheet

As of March 31, 2016, the Company had cash and cash equivalents and bank deposits of $34.4 million compared to $34.5 million as of December 31, 2015. As of March 31, 2016, the Company had $32.5 million of bank debt mainly for financing the investment in the new production facility, compared to $36.8 million of bank debt as of December 31, 2015.

Cash flow from operating activities less cash flow from investment activities ("free cash flow") was $4.6 million compared to negative free cash flow of $11.5 million in the same period last year.

Working capital as of March 31, 2016 was $141.6 million similar to its value as of at December 31, 2015. Inventories as of March 31, 2016 increased by 2.0% to $115.2 million compared to $112.9 million as of December 31, 2015.

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